As filed with the Securities and Exchange Commission on October 4, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-6

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES

EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

SOFTWARE AG

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

Germany

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter)

60 Wall Street

New York, New York 10005

212.250.8500

(Address, including zip code, and telephone number, including area code of depositary’s principal executive offices)

CT Corporation System

111 8th Avenue

New York, New York 10011

212.894.8940

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ian Clark	Jeffrey M. Stein
Latham & Watkins	King & Spalding LLP
99 Bishopsgate	191 Peachtree Street
London EC2M 3XF	Atlanta, GA 30303
England	USA

It is proposed that this filing become effective under Rule 466:	☐ immediate upon filing
☐ on (Date) at (Time)

If a separate registration has been filed to register the deposited shares, check the following box:    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share evidencing one-fourth of one common share of Software AG	4,000,000 American Depositary Shares	$ 5.00	$ 2,000,000	$ 235.40

(1)	Each unit represents 100 American Depositary Shares.
(2)	Estimated solely for the purpose of determining the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

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The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of Securities to be Registered.

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1) Name and address of Depositary	Face of Receipt – Introductory paragraph

(2) Title of American Depositary Receipts and identity of deposited securities	Face of Receipt – Top center

Terms of Deposit:

(i) Amount of deposited securities represented by one unit of American Depositary Shares	Face of Receipt – Upper right corner

(ii) Procedure for voting, if any, the deposited securities	Reverse of Receipt – Paragraphs 14 and 15

(iii) Collection and distribution of dividends	Reverse of Receipt – Paragraphs 13 and 14

(iv) Procedures for transmission of notices, reports and proxy soliciting material	Face of Receipt – Paragraph 12 Reverse of Receipt – Paragraphs 14 and 15

(v) Sale or exercise of rights	Reverse of Receipt – Paragraphs 13 and 14

(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Paragraph 3 Reverse of Receipt – Paragraphs 13 and 16

(vii) Amendment, extension or termination of the Deposit Agreement	Reverse of Receipt – Paragraphs 19, 20 and 21 (no provision for extension)

(viii) Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of receipts	Face of Receipt – Paragraph 12

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs 2, 4, 6, 7, 8 and 9

(x) Limitation upon the liability of the Depositary	Reverse of Receipt – Paragraphs 17 and 18

(3) Fees and Charges	Face of Receipt – Paragraph 9

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Item 2. Available Information.

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(b) Statement that Software AG furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, and that such public reports and documents can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington D.C.	Face of Receipt – Paragraph 12

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits.

(a) Form of Deposit Agreement dated as of                              among Software AG, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders from time to time of ADRs issued thereunder (the “Deposit Agreement”), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b) Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented - Not Applicable.

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years - See (a) above.

(d) Opinion of Latham & Watkins, counsel for the Depositary, as to the legality of the securities being registered, is filed herewith as Exhibit (d).

(e) Certification under Rule 466 - Not Applicable.

Item 4. Undertakings.

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London on the 4th day of October, 2005.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts for ordinary shares of Software AG

By:	Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Mark Downing
Name:	Mark Downing
Title:	Vice President

By:	/s/ Tom Murphy
Name:	Tom Murphy
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Software AG certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Germany on the 20th day of September, 2005.

SOFTWARE AG

By:	/s/ Karl-Heinz Streibich
Name:	Karl-Heinz Streibich
Title:	Chief Executive Officer

By:	/s/ Arnd Zinnhardt
Name:	Arnd Zinnhardt
Title:	Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Katherine Butler, his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she may or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 20th day of September, 2005.

Signature	Title

/s/ Karl-Heinz Streibich Karl-Heinz Streibich, CEO	Chief Executive Officer and Director (principal executive officer)

/s/ Christian Barrios Marchant Christian Barrios Marchant	Director

/s/ Mark Edwards Mark Edwards	Director

/s/ Peter Kuerpick Dr. Peter Kuerpick	Director

/s/ Arnd Zinnhardt Arnd Zinnhardt	Chief Financial Officer and Director (principal financial officer and principal accounting officer)

/s/ Katherine Butler Katherine Butler	Authorized Representative in the United States

EXHIBIT INDEX

Exhibit	Description
(a)	Form of Deposit Agreement dated as of among Software AG, Deutsche Bank Trust Company Americas, as depositary, and all holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt.

(d)	Opinion of Latham & Watkins, counsel for the Depositary, as to the legality of the securities being registered.